U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


                  Investment Company Act File Number 811-03054


                        THE MATTERHORN GROWTH FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                    (Address of Principal Executive Offices)


               Registrant's Telephone Number, including Area Code:
                                 (215) 321-1900


                          Gregory A. Church, President
                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                     (Name and Address of Agent for Service)

I.    GENERAL IDENTIFYING INFORMATION

      1.    Reason fund is applying to deregister (CHECK ONLY ONE):

            |X|   Merger

            |_|   Liquidation

            |_|   Abandonment of Registration

            |_|   Election of status as a Business Development Corporation

      2.    Name of Fund:

                  Matterhorn Growth Fund, Inc.

      3.    Securities and Exchange Commission File Number:

                  811-03054

      4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

            |_|   Initial Application     |X|   Amendment

      5.    Address of Principal Executive Office:

                  301 Oxford Valley Road, Suite 802B
                  Yardley, PA 19067

      6. Name, address, and telephone number of individual the Commission Staff should contact with any questions regarding this form:

                  Theodore G. Bradpiece
                  10366 Ormond Street
                  Shadow Hills, CA 91040-1414
                  (818) 767-2232

      7. Name, Address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rule 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      8.    Classification of fund (check only one):

                  |X|   Management company;

                  |_|   Unit investment trust; or

                  |_|   Face-amount certificate company

      9. Subclassification if the fund is a management company (check one only):

                  |X|   Open-end          |_|   Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Massachusetts

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Matterhorn Asset Management Corporation
                  301 Oxford Valley Road, Suite 802B
                  Yardley, PA 19067

      12. Provide the name and address of each principal underwriter of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Bainbridge Securities Inc.
                  301 Oxford Valley Road, Suite 802B
                  Yardley, PA 19067

      13.   If the fund is a unit investment trust ("UIT") provide:

            (a)   Depositor's name(s) and address(es):
                  Not Applicable

            (b)   Trustee's name(s) and address(es):
                  Not Applicable

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  |_|   Yes               |X|   No

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                  |X|   Yes               |_|   No

                  If Yes, state the date on which the board vote took place:

                        August 17, 2005

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                  |X|   Yes               |_|   No

                  If Yes, state the date on which the board vote took place:

                        December 30, 2005

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  |X|   Yes               |_|   No

            (a) If Yes, list the date on which the fund made those distributions:

                  February 28, 2006

            (b)   Were the distributions made on the basis of net assets?

                  |X|   Yes               |_|   No

            (c)   Were the distributions made pro rata on share ownership?

                  |X|   Yes               |_|   No

            (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio (s) used and explain how it was calculated:

                        Not Applicable

            (e)   Liquidations only:

                        Not Applicable

      17.   Closed-end Funds only:

                  Not Applicable

      18. Has the fund distributed ALL of its assets to the fund's shareholders?

                  |X|   Yes               |_|   No

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  |_|   Yes               |X|   No

III.  ASSETS AND LIABILITIES

      20.   Does the fund have any assets as of the date this form is filed?

                  |_|   Yes               |X|   No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  |_|   Yes               |X|   No

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.   (a)   List the expenses incurred with the Merger or Liquidation:

                        (i)   Legal expenses: $33,248
                        (ii)  Accounting expenses: $28,765
                        (iii) Other expenses (list and identify separately:
                                    Proxy Services: $19,430
                        (iv)  Total expenses (sum of lines (i) - (iii) above):
                                    $81,443

            (b)   How were those expenses allocated?

                        Expenses were allocated pursuant to a Plan of Reorganization which identified those expenses to be paid by the acquiring Fund and those to be paid by the acquired Fund.

            (c)   Who paid those expenses?

                        Pursuant to the Plan of Reorganization, expenses were paid by either the acquiring Fund or the acquired Fund.

            (d) How did the fund pay for unamortized expenses (if any)? The fund expensed the unamortized portion prior to February 28, 2006

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  |_|   Yes               |X|   No

V.    CONCLUSION OF FUND BUSINESS

      24.   Is the fund a party to any litigation or administrative proceeding?

                  |_|   Yes               |X|   No

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  |_|   Yes               |X|   No

VI.   MERGERS ONLY

      26.   (a)   State the name of the fund surviving the Merger:

                        CSI Equity Fund, a series of The World Funds, Inc.

            (b) State the Investment Company Act file number of the fund surviving the Merger:

                        811-08255

                              The World Funds, Inc., the holder of the above referenced Investment Company Act file number, is the Investment Company of which CSI Equity Fund is a series.

            (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date agreement was filed:

                        File Number: 333-128891
                        Form Type: 497
                        Date: November 28, 2005

            (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                        Filed, see response to (c), above

                                  VERIFICATION

      The undersigned states the (i) he or she has executed the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Matterhorn Growth Fund, Inc., (ii) he or she is the President of the Matterhorn Growth Fund, Inc., and (ii) all actions taken by shareholders, directors, and any body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in the N-8F application are true to the best of his or her knowledge, information, and belief.

                                                           /s/ Gregory A. Church
                                                               Gregory A. Church